Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Fiscal Year Ended
	2016	2015	2014	2013	2012
Pre-tax income	$128,740	$84,324	$39,978	$35,188	$39,378
Income tax expense	77,587	51,260	26,341	23,011	25,183
Fixed charges included in the determination of net income	51,363	39,970	39,528	34,774	24,001
Total earnings, as defined	$257,690	$175,554	$105,847	$92,973	$88,562

Interest charges	$34,733	$27,029	$26,837	$23,335	$16,745
Rental interest factor	16,630	12,941	12,691	11,439	7,256
Total fixed charges, as defined	$51,363	$39,970	$39,528	$34,774	$24,001

Ratio of earnings to fixed charges	5.0x	4.4x	2.7x	2.7x	3.7x